FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                                           Form 20-F      ☐                                                Form 40-F      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                           Yes      ☐                                                             No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                           Yes      ☐                                                             No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                                           Yes      ☐                                                             No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Share Purchase Program

Item 1

	Affaires juridiques	Law

www.cn.ca	Cristina Circelli Secrétaire générale déléguée et Avocate générale 935, rue de La Gauchetière Ouest 16e étage Montréal (Québec) H3B 2M9 Canada T 514-399-4135 Tc 514-399-5744 C cristina.circelli@cn.ca	Deputy Corporate Secretary and General Counsel 935 de La Gauchetiere Street West 16th Floor Montreal, Quebec, H3B 2M9 Canada T 514-399-4135 F 514-399-5744 E cristina.circelli@cn.ca

March 10, 2017

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, ON   M5H 3S8

On March 9, 2017, Canadian National Railway Company (“CN”) completed its purchase of a total of 4,840,000 Common Shares from an arm’s length third party seller shareholder through private agreement for an aggregate purchase price of C$433,710,628.30. The purchased shares will be cancelled and will be included in computing the number of Common Shares purchased by CN under its current Normal Course Issuer Bid.

Yours truly,

“Cristina Circelli”

Cristina Circelli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: March 10, 2017	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General
Counsel